EXHIBIT 99.1

Pengrowth Reports Second Quarter Results With 16% Increase in Average Daily Production and 40% Increase in Adjusted Funds Flow Since Q1 2018

CALGARY, Alberta, Aug. 03, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today reported its results for the three and six months ended June 30, 2018. Unless otherwise indicated, financial figures are expressed in Canadian Dollars.

"We continue to execute on the multi-year development plan we launched on June 26th of this year. The eight infill wells that were completed at Lindbergh in the second quarter started steam stimulation last week," said Pete Sametz, President and Chief Executive Officer of Pengrowth. "While it could take up to four months to heat the formation to the point where any one of these wells can be brought into production, Lindbergh remains on track to exit 2018 producing 18,000 bbl/d."

The Second Quarter at a Glance (Due to 2017 dispositions, comparisons are to the first quarter of 2018):

  Production increased 16% to an average of 22,600 boe/d in Q2 compared with 19,541 boe/d in Q1 2018;
  Lindbergh operating netbacks before corporate realized commodity risk management increased 31% to  $34.20/bbl compared with $26.16/bbl in Q1 2018;
  Capital expenditures for 2018 are 76% complete with $49.5 million spent in the first half of 2018;
  Total debt before working capital, which increased 6% to $701.5 million compared with $662.1 million in Q1 2018 due to capital spending, is expected to decrease in the second half on lighter capital spending, free funds flow and the receipt of deferred purchase payments on dispositions;
  Royalty expenses increased 43% to $3.99/boe compared with $2.79/boe in Q1 2018 due to the general increase in WCS pricing and an increase in sliding Crown royalty rates due to rising WTI pricing;
  Adjusted operating expenses of $10.11/boe in the second quarter were in-line with Guidance;
  Cash G&A expenses decreased 15% to $4.28/boe compared with $5.06/boe in Q1 2018;
  Guidance for royalty expenses and cash G&A expenses have been updated.

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Jun 30, 2018	Mar 31, 2018	% Change	Jun 30, 2017	% Change
				As adjusted (1)
PRODUCTION
Average daily production (boe/d)	22,600	19,541	16	49,349	(54)
FINANCIAL
Oil and gas sales (1)	$146.4	$125.2	17	$197.9	(26)
Capital expenditures	$23.1	$26.4	(13)	$36.7	(37)
Cash proceeds from dispositions	$3.5	$4.4	(20)	$94.7	(96)
Interest and financing charges	$12.6	$11.1	14	$17.2	(27)
Adjusted funds flow (2)	$10.1	$7.2	40	$29.3	(66)
Weighted average number of shares outstanding (000's)	556,117	552,719	1	552,253	1
Adjusted funds flow per share (2)	$0.02	$0.01	100	$0.05	(60)
OPERATIONAL
Produced petroleum revenue per boe (2)	$42.59	$39.97	7	$32.56	31
Operating expenses per boe (1)	$10.36	$10.63	(3)	$15.25	(32)
Adjusted operating expenses per boe (2)	$10.11	$10.41	(3)	$14.03	(28)
Royalty expenses per boe	$3.99	$2.79	43	$3.56	12
Operating netback before realized commodity risk management per boe (2)	$25.82	$24.04	7	$13.23	95
Cash G&A expenses per boe (2)	$4.28	$5.06	(15)	$3.59	19
STATEMENT OF INCOME (LOSS)
Net income (loss)	$(27.5)	$(27.2)	1	$(242.4)	(89)
Net income (loss) per share	$(0.05)	$(0.05)	—	$(0.44)	(89)
DEBT
Total debt before working capital (3)	$701.5	$662.1	6	$1,061.1	(34)

(1)	IFRS 15 was early adopted in the fourth quarter of 2017 effective January 1, 2017 using cumulative effect approach without restating prior period comparatives. See Note 2 to the December 31, 2017 audited Consolidated Financial Statements.
(2)	See definition in our MD&A under section "Non-GAAP Financial Measures".
(3)	Includes Credit Facility, current and long term portions of term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.

2018 Guidance Update
We have revised our Guidance for royalty expenses and cash G&A expenses as outlined in the table below, providing a summary of full year 2018 Guidance and actual results for the six months ended June 30, 2018:

	Actual YTD June 30, 2018	Original full year 2018 Guidance (1)	Revised full year 2018 Guidance (1)	Change
Average production (boe/d)	21,079	22,500 - 23,500	22,500 - 23,500	—
Capital expenditures ($ millions)	49.5	65	65	—
Royalty expenses (% of produced petroleum revenue) (2) (3)	8.3	6.0	8.5	2.5
Adjusted operating expenses ($/boe) (2)	10.25	10.50 - 11.50	10.50 - 11.50	—
Cash G&A expenses ($/boe) (2)	4.64	3.10 - 3.35	3.50 - 3.85	0.40 - 0.50

(1)         Per boe estimates based on high and low ends of production Guidance.
(2)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(3)         Excludes financial commodity risk management activities.

Year to date 2018 royalty expenses as a percent of produced petroleum revenue of 8.3 percent were above full year 2018 Guidance due to actual commodity prices for the first half of 2018 settling above our budgetary assumption of WTI US$50/bbl and the sliding scale associated with Crown royalties payable. Pengrowth is revising its full year 2018 Guidance for royalty expenses as a percent of produced petroleum revenue to 8.5 percent based on the impact of higher commodity prices year to date and the assumption that WTI will average US$65/bbl for the remainder of 2018.

Cash G&A expenses in the first half of 2018 included administrative support costs associated with disposed properties and salaries of staff subject to corporate restructuring and, as a result, full year 2018 cash G&A expenses per boe are anticipated to be higher than original 2018 Guidance. Pengrowth is therefore revising full year 2018 Guidance related to cash G&A expenses per boe to a range of $3.50 - $3.85/boe.

Operational Review
Average daily production for the second quarter increased 16% to 22,600 boe/d compared with 19,541 boe/d in the first quarter of 2018 (the "prior quarter").

	Three months ended
PRODUCTION	Jun 30, 2018	Mar 31, 2018	% Change	Jun 30, 2017	% Change
Bitumen (bbl/d)	15,876	15,118	5	13,657	16
Natural gas (Mcf/d)	34,064	20,040	70	118,939	(71)
Light oil (bbl/d)	769	798	(4)	9,322	(92)
Natural gas liquids (NGL) (bbl/d)	278	285	(2)	6,547	(96)
Total boe/d	22,600	19,541	16	49,349	(54)

Lindbergh was responsible for 70% of second quarter consolidated production with a 5% increase in average daily production to 15,876 bbl/d compared with 15,118 bbl/d in the prior quarter. The steam-oil ratio ("SOR") for the second quarter increased 4.3% to 3.12 compared with 2.99 in the prior quarter as new well pairs were being stimulated and brought online. As the steam chambers are fully developed for these new producers, we anticipate that the SOR will decrease. The cumulative SOR as at June 30, 2018 was 2.64.

Production at Lindbergh is currently meeting expectations at 16,700 bbl/d, but is down from the previously reported 17,500 bbl/d as a result of planned maintenance activities and steam being allocated to stimulate the eight infill producing wells which were completed during the second quarter.

The three wells completed at Groundbirch brought total production to 28 million cubic feet per day ("MMcf/d") before production was curtailed to approximately 20 MMcf/d due to low gas prices.

Financial Results
Lindbergh's second quarter operating netbacks before corporate realized commodity risk management increased 31% to $34.20/bbl compared with $26.16/bbl in Q1 2018 due to higher commodity prices, lower transportation expenses, offset by higher royalties and increased adjusted operating expenses on a per barrel basis.

	Three months ended
Lindbergh Operating Netbacks ($/bbl) (1)	Jun 30, 2018	Mar 31, 2018	% Change	Jun 30, 2017	% Change
Produced petroleum revenue (2)	52.47	42.33	24	34.20	53
Royalties	(4.57)	(2.57)	78	(2.31)	98
Adjusted operating expenses	(10.79)	(10.59)	2	(12.06)	(11)
Transportation expenses	(2.91)	(3.01)	(3)	(2.90)	—
Operating netbacks before realized commodity risk management	34.20	26.16	31	16.93	102

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(2)         After physical delivery contracts

Corporate operating netbacks before realized commodity risk management in the second quarter increased 7% to $25.82/boe compared with $24.04/boe in Q1 2018 due to higher commodity prices, lower adjusted operating expenses, lower transportation expenses, offset by higher royalties on a per boe basis.

	Three months ended
Corporate Operating Netbacks ($/boe) (1) (2)	Jun 30, 2018	Mar 31, 2018	% Change	Jun 30, 2017	% Change
Produced petroleum revenue	42.59	39.97	7	32.56	31
Royalties	(3.99)	(2.79)	43	(3.56)	12
Adjusted operating expenses	(10.11)	(10.41)	(3)	(14.03)	(28)
Transportation expenses	(2.67)	(2.73)	(2)	(1.74)	53
Operating netbacks before realized commodity risk management	25.82	24.04	7	13.23	95
Realized commodity risk management	(9.82)	(7.96)	23	(0.07)	13,929
Operating netbacks ($/boe)	16.00	16.08	—	13.16	22

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(2)         Prior year comparative figures changed to conform to presentation in the current year.

During the second half of 2017, to ensure compliance with relaxed covenants on its debt, Pengrowth entered into a series of WTI hedges on 10,000 bbl/d of production at approximately WTI US$50/bbl to the end of 2018. For the second quarter of 2018, these hedges resulted in a 23% increase in realized commodity risk management loss of $9.82/boe compared with $7.96/boe in the first quarter of 2018 as a result of increased commodity prices. At this time, Pengrowth does not have any WTI crude oil pricing hedges in place for 2019.

As a result, corporate operating netbacks for the second quarter were relatively flat compared with the first quarter of 2018 at $16.00/boe despite increased benchmark WTI prices.

Adjusted funds flow for the three months ended June 30, 2018 increased 40% to $10.1 million compared with $7.2 million in the prior quarter due to higher commodity pricing, a 15% decrease in cash G&A expenses per boe, a 3% decrease in operating expenses per boe, partially offset by a 43% increase in royalties per boe and a 14% increase in interest and financing charges.

Pengrowth reported a net loss in the second quarter of $27.5 million compared with a net loss of $27.2 million in the first quarter of 2018.

Market Access a Key Differentiator
Due to the quality of Lindbergh bitumen, Pengrowth has secured term sales agreements at Hardisty with a number of refiners that ensures market access for 17,000 bbl/d of diluted bitumen ("dilbit") to the end of 2018, and 7,500 bbl/d of dilbit in 2019.

These physical delivery contracts also protect against pipeline apportionment, mitigate credit risk and limit exposure to widening WCS differentials. Since Pengrowth's physical delivery fixed price differential contracts averaged a discount of approximately US$16.80/bbl to WTI in the second quarter, this resulted in a higher realized bitumen sales price by approximately CA$3.95/bbl as compared to benchmark prices in the second quarter of 2018.

Balance Sheet and Liquidity
Pengrowth’s total debt (excluding letters of credit) at June 30, 2018 increased 6% to $701.5 million compared with $662.1 million as at March 31, 2018.

The increase in debt compared to the prior quarter was due to Pengrowth’s front-end loaded infill drilling and development program at Lindbergh which was weighted to the first half of 2018, with 76% of the $65 million 2018 capital program spent as at June 30, 2018. Pengrowth expects to have free funds flow after capital expenditures in the second half of 2018, which together with the collection of the approximately $18 million of deferred disposition proceeds will be applied to decrease the outstanding debt.

Debt Maturities
Pengrowth has no scheduled debt maturities in 2018. The available Credit Facility had drawings of $179.0 million at June 30, 2018 (December 31, 2017 - $109.0), and $79.8 million of outstanding letters of credit (December 31, 2017 - $69.4 million).

Pengrowth's total debt before working capital was 70 percent denominated in U.S. dollars at June 30, 2018 (US$366.3 million). As the Canadian dollar weakens relative to the U.S. dollar, this translates into a higher Canadian dollar equivalent debt.

To manage foreign exchange risk, Pengrowth holds a series of swap contracts that fix the foreign exchange rate on  70% of the principal for Pengrowth’s U.S. dollar denominated term debt. At June 30, 2018, Pengrowth held a total of US$255 million in foreign exchange swap contracts at a weighted average rate of US$0.75 per CA$1.00 as follows:

Principal amount (US$ millions)	Swapped amount (US$ millions)	% of principal swapped	Average fixed rate (US$ per CA$)
366.3	255.0	70%	0.75

Outlook: Multi-Year Development Plan
At a WTI price of US$65/bbl, capital spending is expected to increase to a range of $120 to $125 million in 2019 and be fully funded with generated cash flows. Pengrowth expects free funds flow under this scenario to be used for debt repayment.

Under the WTI US$65/bbl price scenario, Lindbergh full year average production volumes are expected to grow to a range of 17,500 to 18,000 bbl/d in 2019 with total corporate volumes expected to be between 22,000 to 22,500 boe/d. In 2020, under this price scenario, Lindbergh volumes are expected to average between 19,500 and 20,000 bbl/d with corporate volumes of 23,000 to 24,000 boe/d.

Ultimately, the multi-year development plan aims to grow Lindbergh production to 35,000 bbl/d by the end of 2023. Timing to further expand production to 40,000 to 50,000 bbl/d will depend on commodity prices.

Groundbirch maintains a significant inventory of more than 300 locations in some of the most productive Montney horizons in the basin, as demonstrated by recent Pengrowth and industry results. Capital investment in Groundbirch beyond 2018 will be curtailed until natural gas pricing improves.

Should WCS oil prices decline, Pengrowth can adjust to some extent its capital spending levels. A prolonged or significant decrease in WCS pricing may not leave sufficient free funds flow to be directed to debt repayment.

Conference Call and Audio Webcast:
Pengrowth will host a conference call and listen-only audio webcast at 8:00 a.m. MT (10:00 a.m. ET) today to discuss the quarter.

Those interested in participating in the conference call may do so by calling 1-844-358-9179 (toll free)

The listen-only audio webcast can be accessed through the following link:

https://edge.media-server.com/m6/p/oghqod8u

Within 24 hours of the event, the webcast will be available for replay at the link above.

An archived recording of the conference call will be available for seven days following the call and can be accessed by dialing 1-855-859-2056 (toll free), Passcode: 7065637.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms and abbreviations in this press release:

Units of Measurement
"bbl"	barrel
"bbl/d"	barrels per day
"boe"	barrel of oil equivalent
"boe/d"	barrels of oil equivalent per day
"Mcf/d"	thousand cubic feet per day
"MMcf/d"	million cubic feet per day
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

Commodities and Currencies
"WTI"	West Texas Intermediate crude oil price
"WCS"	Western Canadian Select crude oil price
"$US"	United States Currency
"$CA"	Canadian Currency

Other Terms
"dilbit"	bitumen blended with diluent
"G&A"	general and administrative expenses
"IFRS"	International Financial Reporting Standards

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected exit production of 24,000 boe/d in 2020; anticipated $65 million of capital expenditures in 2018 and the focus thereof on adding production volumes at Lindbergh and Groundbirch; expected average daily production in 2018; continued optimization activities at Lindbergh including the eight additional infill wells being brought into production in the next four months; Lindbergh production reaching 18,000 bbl/d by the end of the year; expected production at Groundbirch of 20 MMcf/d to the end of 2018; plans to utilize the majority of Groundbirch natural gas in the Company’s thermal operations; G&A cost structures expected to decrease in the second half of 2018 and the expectation for higher realized prices for liquids production and higher expected adjusted funds flow starting in 2019, anticipated free funds flow and use of free funds flow to pay down debt. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including total debt before working capital, total debt including working capital, adjusted funds flow, adjusted funds flow per share, free funds flow, produced petroleum revenue per boe, adjusted operating expenses per boe, royalty expenses (% of produced petroleum revenue), Lindbergh operating netbacks, corporate operating netbacks, adjusted operating expenses, cash G&A expenses and cash G&A expenses per boe. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com